EMPOWERED BREATHING WITHOUT LUNGS

Conference Call June 2024

Forward Looking Statement Disclaimer

This presentation contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the projected size of and the mechanical ventilation market and perfusion systems market, the potential market sizes of its future products, the potential outcome that its technology can eliminate complications associated with mechanical ventilation, its aim to replace the use of mechanical ventilators, the intended uses and potential benefits of its products and technology, its projected milestone timelines for each of its products, its strategy for market penetration and market share gain, its go-to-market strategy, including plans to promote the INSPIRA™ ART100 in the U.S., its regulatory strategy, including its plans to accelerate the development of the INSPIRA™ ART (Gen 2) the expected timing of the delivery of its products, its potential commercialization of its products, that the regulatory success, prospective commercialization, development of customer base and deployment in hospitals of the INSPIRA™ ART100 may be the model and indicator of any prospective success with the INSPIRA™ ART (Gen 2) and its prospective, and ongoing regulatory approval processes in various jurisdictions. This presentation also contains estimates of the Company's health economics model. These forward-looking statements and their implications are based solely on the current expectations of the Company's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the "SEC"), which is available on the SEC's website, www.sec.gov.

See Disclaimers on slides 1-16.

Disclaimers

- The reference to INSPIRA™ ART is a series of planned devices. The use of the term INSPIRA™ ART or INSPIRA™ ART (Gen2) can refer to the INSPIRA™ ART500 and are all referring to the same device. INSPIRA™ ART100 was previously known as the ALICE™. Mechanical Ventilation/Ventilators or MV refers to Invasive Mechanical Ventilation or IMV.
- Planned timelines, milestones, estimates or assumptions are subject to change.
- To-date the Augmented Respiration Technology, INSPIRA™ AI, HYLA™, INSPIRA™ ART100, INSPIRA™ ART500, INSPIRA™ ART, VORTX™ and any other Inspira products, devices, disposables, components, software or technologies are still in development and have not been tested or used on humans. Product intent of uses and regulatory pathways are yet to be defined or finalized. The products have not been cleared or approved by the U.S. Food and Drug Administration (FDA) or any other regulatory or authorizing authority. Estimated date/time of regulatory clearance or approval may be subject to change. Approval or clearance by the FDA, CE or any other authorizing entity may not be granted or may require different study parameters or data or validation from those that are intended or were included in the submission. In addition, there is inherent risk and variability in the overall regulatory process and no guarantee as to the success of any trial or regulatory approval or clearance.. Some or all the clinical studies may be conducted outside of the U.S.
- INSPIRA™ ART100, INSPIRA™ ART500, INSPIRA™ ART or HYLA™ may either have embedded or integrated INSPIRA™ AI or other software's with selective levels or functionality, yet to be decided by the company.
- While the Company intends to execute on the summary distribution agreements, there is no guarantee any sales will occur pursuant to those existing agreements, and agreements that may be executed in the future. The pre-conditional summary distribution agreements are for a period of up to seven years and are subject to the completion of the development and the required approvals by regulatory and other authorizing authorities. The timeline also assumes that Inspira's existing summary distribution agreements and arrangements, or any future similar types of agreements if and when they may be executed, will be initiated as planned, and that Inspira's planned devices will qualify for reimbursement pursuant to existing Current Procedural Terminology (CPT) codes or other reimbursement mechanisms. The company or distributor may decide to terminate the agreements at any given time.

The reference in this deck to summary distribution agreements and or to distribution agreements are to be considered one and the same.

- There is no guarantee that the patents or patent families will be granted. Intellectual property is subject to development, testing validation and approval by regulatory or other authorizing authorities.
- Our future business model includes a future revenue model based on the disposable razorblade model and software licensing fees.
- "Inspira™ targets to revolutionize the $19B Mechanical Ventilation Market" refers to our belief that we can provide a better solution then current legacy solutions.
- "Patients can often experience legacy complications delirium, lung infections and injury or possible death!" refers to known associated risks and complications associated with Invasive Mechanical Ventilation
- "Inspira Oxygen Delivery straight into the blood" refers to our INSPIRA ART that is designed to directly oxygenate the blood that has been circulated through the device.
- "ADAPTIVE Blood Oxygenation" refers to the INSPIRA™ ART or to the INSPIRA™ ART500 which we believe has the potential to be a game-changing solution. "delivering needed oxygen volume" refers to the level/volume/flow/concentration of oxygen performed by device or defined by operator.
- "We aim to replace mechanical ventilators" refers to our intention to provide a new form of Life Support that can be administered to patients deteriorating (with acute respiratory failure) and that would be potential candidates for Invasive Mechanical Ventilation. "Potentially reduces hospital days", refers to the belief that with the INSPIRA ART500 expecting to treat patients that are awake and without intubation, the belief is that this will potentially reduce legacy complications and the need for weaning, therefore potentially reducing hospital days. "No lung infection I No lung injury", refers to our belief that our delivering oxygen straight into the blood (without intubation and going through lungs), reduces legacy complications such as Ventilator induced infections and lung injury.
- "Targeting Excising CPT Codes", refers to there potentially being existing CPT Codes (Current Procedural Terminology) for coding medical services that we could potentially use for charging and reimbursement of Inspira products and services


OXYGEN SATURATION
96%
CARDIAC OUTPUT
5.3L/min
+28%
94
12
186
78
PRESSURE METERS
P1
-20 [mmHg]
P2
50 [mmHg]

Discover INSPIRA™ ART (Gen 2)

A novel technology to deliver oxygen straight into the blood, ultimately becoming a form of life support while patients are awake, with the goal to eliminate the need for mechanical ventilation.

± 20 Million Patients a Year on Mechanical Ventilation

$19 Billion
Mechanical Ventilation Market

inspira™ Breathing. Empowered.™

Source: ±20M Patients/Year on MV   Source: $19 Billion Predicted Global Mechanical Ventilation Market By 2030

See Disclaimers on slides 1-16.

Technology and innovation drive each other

Adaptive Blood Oxygenation Technology	VORTX Oxygen Delivery Technology	HYLA Blood Sensor Technology
Treating patients while awake	Dissolves Oxygen straight into the blood	Monitors patient condition in real-time


OXYGEN SATURATION
95%
CARDIAC OUTPUT
5.3L/min
+28%

The timeline assumes certain approvals by regulatory and or other authorizing authorities and are subject to change. There is inherent risk and variability in the overall development and regulatory process and no guarantee as to the success of any device or the approval or clearance of such devices by any regulatory authorities and or other authorizing authorities.

Business Strategy

$1 Billion
Perfusion Systems Market



inspira

FDA 510(k) Cleared

Gen 1

INSPIRA™ ART100

Market Penetration

$19 Billion
Mechanical Ventilation Market



92%
inspira

Gen 2

INSPIRA™ ART (Gen 2)

Source: Perfusion Systems Market

Source: $19 Billion Predicted Global Mechanical Ventilation Market By 2030

The timeline assumes certain approvals by regulatory and or other authorizing authorities and are subject to change. There is inherent risk and variability in the overall development and regulatory process and no guarantee as to the success of any device or the approval or clearance of such devices by any regulatory authorities and or other authorizing authorities.

$1 Billion
Perfusion Systems Market



FDA 510(k) Cleared

Gen 1
INSPIRA™ ART100

Leveraging on proven capabilities to enable the leap from INSPIRA™ ART100 to INSPIRA™ ART(Gen 2)

$19 Billion
Mechanical Ventilation Market



Gen 2
INSPIRA™ ART (Gen 2)

- INSPIRA™ ART100 R&D success story is indicative of future potential breakthrough with INSPIRA™ ART (Gen 2)
- Regulatory success with recent 510(k) Clearance demonstrates our capability and experience with the FDA regulatory process
- Upcoming commercialization of INSPIRA™ ART100 is a blueprint for the INSPIRA™ ART (Gen 2)

See Disclaimers on slides 1-16.

Business Goals (2024-2025)

Use INSPIRA™ ART100 as penetration model for INSPIRA ART (Gen2)



Gen 1
INSPIRA™ ART100

- Product marketing
- Multiple site deployment in leading hospitals
- Develop customer/user base to receive the HYLA followed by the INSPIRA™ ART (Gen 2)



Gen 2
INSPIRA™ ART (Gen 2)

- FDA Submission for HYLA™ Blood Sensor
- Phase 2 R&D of VORTX™ blood delivery system
- Phase 3 Verification and Validation Testing of HYLA™ Blood Sensor

The timeline assumes certain approvals by regulatory and or other authorizing authorities and are subject to change. There is inherent risk and variability in the overall regulatory process and no guarantee as to the success of any device or the approval or clearance of such devices by any regulatory authorities and or other authorizing authorities.


Gen 1
INSPIRA™ ART100

Company to aggressively promote INSPIRA™ ART100 in the U.S. and additional markets following FDA clearance, as well as accelerate plans for game changing INSPIRA™ ART (Gen2)

Source: inspira-technologies.com/news/

While the Company intends to execute on the signed summary distribution agreements, there is no guarantee any sales will occur pursuant to the existing agreements. The potential pre-conditional summary distribution agreements are subject to signing definitive agreements, targeting Minimum Order Quantities for a period of up to seven years and are subject to the completion of the development and the required approvals by regulatory and other authorizing authorities. The company or distributor may decide to terminate the agreements at any given time.

Thank You